

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2014

Via E-mail
Dorlyn Evancic
Chief Financial Officer
Hemisphere Energy Corporation
2000, 1055 West Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

   Re: Hemisphere Energy Corporation
      Registration Statement on Form 20-FR
      Filed July 22, 2014
      File No. 0-55253

Dear Mr. Evancic:

   We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that your registration statement will automatically become effective sixty days after filing, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

Information on the Company, page 24

Capital Expenditures, page 27

Reconciliation, page 28

2. Your Note (3) disclosure indicates that you "presented all of the changes in non-cash working capital in one amount under operating activities in the Statement of Cash Flows" prior to December 31, 2012. Please tell us how your revised presentation complies with paragraphs 43 and 44 of IAS 7 regarding the exclusion of non-cash transactions from the statement of cash flows.

Property, Plants and Equipment, page 39

Reserve Data, page 40

3. The disclosure on page 40 refers to the tabular presentation summarizing the oil, NGL and natural gas reserves and the net present values of future net revenue attributable to such reserves "as evaluated in the McDaniel Report (filed as Exhibit 4.1) based on forecast price and certain cost assumptions." This description of the price and cost assumptions appears to be inconsistent with the disclosure on page one of Exhibit 4.1 which discloses that the reserve estimates presented in the report use constant prices and costs. Please clarify for us if the proved reserve quantities presented in the Registration Statement on Form 20-FR and the corresponding estimates presented in Exhibit 4.1 conform in all respects to the definition of proved reserves set forth in Rule 4-10(a)(22) of Regulation S-X. If true, please revise the disclosure on page 40 to clarify the basis of the estimates presented in Form 20-FR and Exhibit 4.1.

Controls Over Reserve Report Preparation, page 41

4. We note your disclosure of the internal controls adopted by your Reserves Committee and the disclosure of the mandates of your Reserves Committee presented on pages 41 and 67, respectively. Please clarify in your disclosure the extent to which these internal controls and mandates are also applied to the information required for disclosure in Form 20-F as noted in Instruction 2 to Item 4 of Form 20-F Part 249 of Regulation S-K.

5. Please expand your disclosure in the Registration Statement on Form 20-FR to include the qualifications of the technical person(s) within McDaniel & Associates Consultants Ltd. primarily responsible for overseeing the preparation of the reserves estimates disclosed by you and as presented in Exhibit 4.1. Alternatively, obtain and file a revised reserve report that incorporates this information within Exhibit 4.1. Refer to the disclosure requirements set forth in Item 1202(a)(7) of Regulation S-K.

Total Proved Reserves, page 41

6. We note your presentation of Net Present Value (before tax, discounted at 10% per year) and your Note (3) disclosure that the presentation is based on the 12-month average prices. Based on this disclosure, it appears the measure you present may be a non-GAAP measure. As such, please modify the description of this measure to avoid investor confusion and include the disclosures required by Item 10(e) of Regulation S-K, including reconciliation to the most directly comparable measure (i.e., the standardized measure of discounted future cash flows). Refer to General Instruction C(e) of Form 20-F for applicability of Item 10 of Regulation S-K.

Oil and Gas Properties and Wells, page 44

7. You disclose that the tabular presentation of your developed acreage includes "undrilled acreage held by production under the terms of the lease." Please note that undrilled acreage held by production is deemed to be undeveloped acreage according to the definition contained in Item 1208(c)(4) of Regulation S-K. Please revise your disclosure to conform to the requirements in Item 1208(b) of Regulation S-K.

Operating and Financial Review and Prospects, page 44

Operating Results, page 50

8. Please revise the narrative discussing changes in your results of operations to quantify in dollars each of the underlying causal factors you have cited. Please ensure that your analysis fully explains the change between periods and addresses each financial statement line item. Refer to Item 5 of Form 20-F.

General and administrative expenses, page 51

9. Please expand your discussion to explain the facts and circumstances surrounding the capture of overhead recoveries for the new wells drilled in the quarter.

Liquidity and Capital Resources, page 53

Going Concern and Bank Credit Facility, page 53

10. We note the disclosure on page 136 of your filing regarding covenants associated with your credit facility. Please revise to provide similar information as part of the disclosure on page 53 and state whether you are in compliance with such covenants.

B. Liquidity and Capital Resources, page 53

11. Expand your discussion of the May 14, 2014 equity financing to break out the amounts used for each of the purposes cited.

12. You disclose on page 54 that "[i]n our opinion, funds available from our demand operating credit facility and the May 2014 bought deal financing provide sufficient working capital for our present requirements and to carry out our summer drilling program of five new oil wells, which commenced in June 2014." Please discuss in greater detail your present and known capital requirements related to this drilling program, as appropriate. Also quantify and discuss your other material commitments for capital expenditures as of the end of the latest financial year and any subsequent interim period. Please see Item 5.B.3 of Form 20-F and Instruction 1 to Item 5. With regard to planned material expenditures, see generally the discussion at Section III.B of SEC Release 33-6835 (May 18, 1989).

D. Trend Information, page 55

13. Your disclosure addresses industry trend information. In light of your present activities such as your summer drilling program and recent agreement to acquire additional leases in the Atlee Buffalo area, revise your disclosure in this section to discuss any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on your revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please see Item 5.D of Form 20-F and Instruction 1 to Item 5.

Major Shareholders and Related Party Transactions, page 71

14. Revise to identify and discuss in this section, or appropriately cross-reference, all such transactions, rather than suggesting that the reader must review the balance of the document for that information ("Other than as disclosed in this Form 20-F….") If none, revise to so state.

Index to the Financial Statements, page 95

General

15. Please include the supplemental oil and gas producing activity disclosures with your complete sets of annual financial statements as required by FASB ASC 932-235-50-2. Refer to General Instruction E(c)(2) and paragraph 2 to Instruction to Item 18 of Form 20-F for applicability of the supplemental oil and gas producing activity disclosures.

Statements of Financial Position, page 98

16. Please add a line or related footnote for Commitments and contingent liabilities as per Rule 5-02(25) of Regulation S-X. Refer to General Instruction B(d) of Form 20-F for applicability of Regulation S-X.

Statements of Comprehensive Income (Loss), page 99

17. We note that you present Share-based payments as a separate component of operating expenses. Please modify your presentation to include the expense related to share-based payment arrangements in the same line item or lines as cash compensation paid to the same employees. Refer to SAB Topic 14:F.

Notes to the Financial Statements

Significant Accounting Policies, page 104

Depletion and Depreciation, page 107

18. The description of reserves included in the proved classification appears to predate the current definitions in Rule 4-10(a) of Regulation S-X. Please advise or revise your disclosure to conform to the current definition in Rule 4-10(a)(22) of Regulation S-X; otherwise, expand your disclosure to clarify the basis for your description.

Exhibit 4.1

19. The reserve report does not disclose the net quantities of proved developed and proved undeveloped reserves. We believe the information presented in the reserve report pursuant to Item 1202(a)(8)(ix) of Regulation S-K should correlate with the disclosure in your filing. Therefore, please obtain and file a revised reserve report consistent with the disclosure requirements for reserves under Item 1202(a)(2) of Regulation S-K.

20. We also note the reserve report includes information relating to probable reserves that are not disclosed in your Registration Statement on Form 20-FR. Therefore, either obtain and file a revised reserve report which does not include the information relating to probable reserves, or amend the Form 20-FR to disclose this information in a manner that is consistent with the guidance in Instruction 2 to paragraph (a)(2) of Item 1202 and the disclosure requirements for probable reserves under Item 1202(a)(2) of Regulation S-K.

21. The discussion on page 3 of the report lists the "generally accepted methods for estimating reserves include volumetric calculations, material balance techniques, production and pressure decline curve analysis, analogy with similar reserves, and

reservoir simulation." While this appears to be a comprehensive list of the methods available to the evaluator, Item 1202(a)(8)(iv) of Regulation S-K requires that the disclosure should address the methods and procedures used in connection with the preparation of the estimates specific to the report. Please obtain and file an amended report to revise the discussion, if necessary, to list only those methods and/or combinations of methods actually used to estimate the reserves contained in the report.

22. Please obtain and file an amended report that expands the disclosure provided in Table 2 to include the average realized prices by product after adjustments for location and quality differentials such as transportation, quality, gravity and Btu content for the reserves included in the report. The staff considers this expanded disclosure to be part of the disclosure of the economic assumptions required in the third party report under Item 1202(a)(8)(v) of Regulation S-K.

23. The report does not appear to include a concise statement concluding that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report. Please advise or obtain and file an amended report to address the disclosure required in the third party report under Item 1202(a)(8)(iv) of Regulation S-K.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters or John Hodgin, Petroleum Engineer at (202) 551-3699, if you have questions regarding the engineering comments. Please contact Angie Kim at (202) 551-3535 or, in her absence, Timothy S. Levenberg at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Daniel M. Miller
        Dorsey & Whitney LLP